The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

03 JAN 23 AM 7:21

January 22, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

03003236

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

NOTICE OF DISSOLUTION OF A SUBSIDIARY

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw 1/24

December 27, 2002

To whom it may concern:

Mitsui Trust Holdings, Inc. (Code No.: 8309)
The Chuo Mitsui Trust and Banking Co., Ltd.

Notice of Dissolution of a Subsidiary

We hereby inform you that The Chuo Mitsui Trust and Banking Co., Ltd., a subsidiary of our company, has decided to dissolve its subsidiary, Sanshin Sogo Kanri Co., Ltd. as described in the following.

1. Reason for dissolution

   Sanshin Sogo Kanri Co., Ltd. has been removing non-performing loans from the Chuo Mistui`s balance sheets through purchasing collatelized real estates at auctions.

   As all purchased real estates have been sold, and the off balance method for non-performing loans which includes sales to the RCC [The Resolution and Collection Corporation] has been diversified adequately for removing non performing loans as scheduled, the company is now to be dissolved.

2. Outline of Sanshin Sogo Kanri Co., Ltd.

   Address: 3-8 Higashi-Nihonbashi 3-chome, Chuo-ku, Tokyo

   Name of representative: Norihide Kirihara

   Capital: ¥100 million

   Business activities: The following operations involving the ownership and sales of loan-related real estate purchased at auction, etc. held by The Chuo Mitsui Trust and Banking Co., Ltd.:

   A. Trading and ownership of real estate, residential development, real estate lease, and construction work.
   B. Administration and utilization of real estate.
   C. Incidental activities of A and B.

   Shareholder: The Chuo Mitsui Trust and Banking Co., Ltd. 100%

3. Dissolution schedule

   During the first half of fiscal 2003

4. Future outlook

   Dissolution of this subsidiary will not have any impact on the projected business result for Fiscal Year 2002 (from April 1, 2002 to March 31, 2003).

For inquiries concerning this matter:
Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Phone: 81-3-5445-3500